UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-37495
CUSIP NUMBER 452465206

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: October 29, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

iMedia Brands, Inc.
Full Name of Registrant

Former Name if Applicable

6740 Shady Oak Road
Address of Principal Executive Office (Street and Number)

Eden Prairie, MN 55344-3433
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iMedia Brands, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2022 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense. Additional time is needed for management to fulfill its responsibility to evaluate the adequacy of the Company’s liquidity disclosures as part of assessing the Company’s ability to continue as a going concern. Additionally, the Company is working with its asset-based lender, Siena Lending Group, LLC (“Siena”), to address the Company’s compliance with certain covenants under their loan agreement. The Company was not in compliance with certain existing covenants as of October 29, 2022. In the event the Company is unable to obtain an amendment or a waiver from Siena, the Company anticipates that its $63.7 million revolving loan, its $28.5 million term loan and $3.1 million of convertible debt will be classified as current debt on the Company’s condensed consolidated balance sheet. For purposes of clarity, (a) while the Siena debt, the term loan and the convertible debt described above will be classified as current debt on the Company’s condensed consolidated balance sheet, they will not be due and currently payable unless and until a lender accelerates payment of the debt and (b) the Company’s outstanding 8.50% senior unsecured notes due 2026 are not in default.

As previously announced, to address its capital structure, the Company plans to enter into a sale-leaseback transaction with a real estate investment firm (the “Sale-Leaseback Transaction”), the proceeds of which the Company intends to use to retire existing debt. There can be no assurances that management will be successful with the sale leaseback transaction.

The Company intends to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding potential arrangements with creditors and other pending transactions, the Company’s potential sale-leaseback transaction and the anticipated proceeds to be received by the Company in connection with the transaction, accounting for indebtedness, the Company’s expectation to file the Form 10-Q within the 5-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the  “Extension Period”) and the Company’s expectations that it will complete activities necessary to permit such filing within the Extension Period. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the Company not entering into the proposed Sale-Leaseback Transaction.  Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Zielecki	952	943-6488
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              The Company is evaluating the adequacy of its liquidity disclosures, including to assess its ability to continue as a going concern. In addition, if the Company is unable to obtain an amendment or a waiver from Siena, the Company anticipates that its $63.7 million revolving loan, $28.5 million term loan and $3.1 million of convertible debt will be classified as current debt on the Company’s condensed consolidated balance sheet.

iMedia Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2022	By:	/s/ Tom Zielecki
Tom Zielecki
Chief Financial Officer